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June 11, 2019

Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Anu Dubey, Division of Investment Management

Re:	Virtus Equity Trust

File Nos. 002-16590 and 811-00945

Post-Effective Amendment No.122

Dear Ms. Dubey:

Thank you for your additional telephonic comments on June 7, 2019, regarding the above-referenced post-effective amendment to the registration statement on Form N-1A for Virtus Equity Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) on March 29, 2019. Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations for such comments, as requested. These changes will be reflected in a subsequent post-effective amendment to be filed under Rule 485(b) on or about the automatic effectiveness of our previous filing on June 12, 2019.

Comment 1.       Cover Page, Rule 30e-3 Disclosure, second paragraph, second sentence. Please remove the sentence currently appearing in parentheses. The Staff continues to believe your addition of this parenthetical statement will serve to discourage investors from making an election to receive paper. However, the Staff would not object to you adding similar disclosure later in the prospectus in order to address the concern described in your earlier response.

Response 1.       We have removed the parenthetical sentence and added the following new paragraph to the “Investor Services and Other Information” section of the prospectus:

Availability and Delivery of Fund Documents. Fund documents such as this prospectus are available for download from the Our Products section of virtus.com, or you may request paper copies of such documents at any time by calling 1-800-243-1574. The fund will not charge you a fee for paper copies of fund documents, although the fund will incur additional expenses when printing and mailing them, and fund expenses pass indirectly to all shareholders.

Comment 2.       Page 2, Principal Investment Strategies, first paragraph. The Staff does not agree that the countries listed in the MSCI Frontier Markets Index should be considered emerging markets countries for purposes of the fund’s 80% policy. Please either change the fund’s name to include “Frontier Markets” or remove the reference to the MSCI Frontier Markets Index.

Response 2.       We have removed the reference to the MSCI Frontier Markets Index.

Comment 3.       Page 2, Principal Investment Strategies, first paragraph. The Staff does not agree that 33-1/3% of revenue constitutes “significant exposure” to a country. Please change the percentage of revenue required to constitute significant exposure to a country to be no less than 50% or use another method for determining whether investments are tied economically to a given country. (Refer to SEC Name Rule adopting release, note 26.)

Response 3.       We have changed the percentage of revenue to 50%.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact the undersigned at (860) 263-4790. Thank you.

Best regards,

/s/ Jennifer Fromm

Jennifer Fromm

cc: Ann Flood